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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Delphi Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
247126105
(CUSIP Number)
Patrick H. Daugherty
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	247126105	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,270,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,375,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,270,973

WITH	10	SHARED DISPOSITIVE POWER:

		3,375,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,646,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	247126105	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,270,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,375,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,270,973

WITH	10	SHARED DISPOSITIVE POWER:

		3,375,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,646,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC

CUSIP No.	247126105	Page	4	of	11

1	NAMES OF REPORTING PERSONS: James D. Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		40,365,473

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,575,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,365,473

WITH	10	SHARED DISPOSITIVE POWER:

		3,575,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	43,941,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No.	247126105	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Highland Credit Strategies Fund, a Delaware trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,338,938

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,338,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,338,938

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, Highland Credit Strategies Fund will not provide any financing or participate in the Proposal, or any other proposal, described in Item 4 hereto, so Highland Credit Strategies Fund expressly disclaims membership in a group with the other Reporting Persons with respect to the Proposal, or any other proposal, and other related matters described herein.

CUSIP No.	247126105	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,004

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	247126105	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,004

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC

     This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, a Delaware trust (“HCF”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“SubFund”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“MasterFund” and, collectively, the “Reporting Persons”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2006 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 5, 2007 (the “13D First Amendment”), as amended by Amendment No. 2 to Schedule 13D filed with the Commission on January 12, 2007 (the “13D Second Amendment” and collectively, the “Highland 13D”).
     Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and restated in its entirety as follows:
     The Reporting Persons have acquired an aggregate of 43,941,415 shares of Common Stock (the “Shares”), which are reported herein, in open market transactions for an aggregate purchase price of approximately $91,141,371.61 using a combination of funds from accounts managed by Highland Capital and Mr. Dondero’s personal funds to purchase the shares owned in his individual capacity.
Item 4. Purpose of Transaction.
     Item 4 is supplemented as follows:
     On April 18, 2007, Highland Capital delivered a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 5 (the “Letter to the Board”) and incorporated by reference herein. Highland Capital indicated that it believes that it would be in the best interests of the Issuer and its various creditors, stockholders and other parties in interest to pursue a transaction similar to the Highland Proposal, as detailed in the Highland 13D, which would be predicated upon a broad-based rights offering but with additional sponsors and based on current economics and other factors. Highland Capital requested a meeting with the Board of Directors of the Issuer, management or any representatives thereof to discuss this alternative transaction.
     On April 18, 2007, Highland Capital received a letter from David M. Sherbin, the Vice President, General Counsel and Chief Compliance Officer of the Issuer (the “Sherbin Letter”), in response to the Letter to the Board. Mr. Sherbin acknowledged the Issuer’s receipt of the Letter to the Board and Highland’s willingness to meet to discuss a potential transaction with the Issuer, but stated that the Issuer was unwilling to renew the discussions with Highland Capital for a number of reasons.
          In response to the Sherbin Letter and the issues raised therein, on April 19, 2007, Highland Capital delivered a letter to Mr. Sherbin, a copy of which is attached hereto as Exhibit 6 (the “Sherbin Response Letter”) and incorporated by reference herein. Highland Capital reiterated its willingness to renew discussions and meet with the Issuer. In the interim, Highland Capital may have on-going discussions with other stakeholders in the Issuer, as well as outside third parties, including financial institutions.

Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and restated in its entirety as follows:
     (a) As of April 20, 2007, (i) Highland Capital may be deemed to beneficially own 38,646,915 shares of Common Stock, which represents approximately 6.88%1,2 of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 38,646,915 shares of Common Stock, which represents approximately 6.88%1,2 of the outstanding Common Stock; (iii) James D. Dondero may be deemed to beneficially own 43,941,4151 shares of Common Stock, which represents approximately 7.82%1 of the outstanding Common Stock; (iv) HCF may be deemed to beneficially own 2,338,938 shares of Common Stock, which represents approximately 0.42%1 of the outstanding Common Stock; (v) SubFund may be deemed to beneficially own 1,037,004 shares of Common Stock, which represents approximately 0.18%1 of the outstanding Common Stock; and (vi) MasterFund may be deemed to beneficially own 1,037,004 shares of Common Stock, which represents approximately 0.18%1 of the outstanding Common Stock.
     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Highland Capital Management, L.P.	38,646,915	3,375,942	38,646,915	3,375,942
Strand Advisors, Inc.	38,646,915	3,375,942	38,646,915	3,375,942
James D. Dondero	40,365,473	3,575,942	40,365,473	3,575,942
Highland Credit Strategies Fund	0	2,338,938	0	2,338,938
Highland Multi-Strategy Onshore Master SubFund, L.L.C.	0	1,037,004	0	1,037,004
Highland Multi-Strategy Master Fund, L.P.	0	1,037,004	0	1,037,004
     (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
          During the past sixty days, the Reporting Persons affected the following sales of shares of Common Stock in open market transactions:

		Price	Number of
Reporting Person	Date	($)	Shares
Highland Capital	March 14, 2007	2.674	250,000.00
Highland Capital	March 23, 2007	2.683	500,000.00
Highland Capital	March 26, 2007	2.86	70,000.00
Highland Capital	March 28, 2007	2.85	100,000.00
Highland Capital	March 29, 2007	2.9325	200,000.00
Highland Capital	April 3, 2007	2.7433	175,000.00
Highland Capital	April 5, 2007	2.9133	75,000.00
     (d) Not applicable.

[1]	This calculation is based on 561,781,590 shares of the Issuer’s Common Stock outstanding as of September 30, 2006, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

[2]	Highland Capital and certain of its affiliates and related entities collectively hold approximately 7.82% of Issuer’s Common Stock.

     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby supplemented as follows:

Exhibit 5	Letter from Highland Capital Management, L.P., dated April 18, 2007, to the Board of Directors of Delphi Corporation.

Exhibit 6	Letter from Highland Capital Management, L.P., dated April 19, 2007, to David M. Sherbin, Vice President, General Counsel and Chief Compliance Officer of Delphi Corporation.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: April 20, 2007

Highland Credit Strategies Fund

By:		/s/ James Dondero

Name: James Dondero
Title: President

Highland Capital Management, L.P.

By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Strand Advisors, Inc.

By:		/s/ James Dondero

Name: James Dondero
Title: President

James Dondero

/s/ James Dondero

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

EXHIBITS

Exhibit 1	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation (Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons (Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3	Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation (Exhibit 3 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007 and incorporated by reference herein).

Exhibit 4	Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation (Exhibit 4 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 12, 2007 and incorporated by reference herein).

Exhibit 5	Letter from Highland Capital Management, L.P., dated April 18, 2007, to the Board of Directors of Delphi Corporation.

Exhibit 6	Letter from Highland Capital Management, L.P., dated April 19, 2007, to David M. Sherbin, Vice President, General Counsel and Chief Compliance Officer of Delphi Corporation.